John Fanelli III

Senior Vice President and

Chief Financial Officer

Direct Line: 856-810-6206

Direct Fax: 856-810-9412

johnfanelli@hillIntl.com

September 10, 2012

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.
Form 10-K for the Year ended December 31, 2011
Filed March 12, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed August 9, 2012
File No. 1-33961

Dear Mr. Decker:

Reference is made to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated August 27, 2012 (the “Letter”) relating to the above-captioned Form 10-K and Form 10-Q of Hill International, Inc. (the “Company,” “we” or “our”).

The Letter requests our response to the Staff’s comments contained therein by September 11, 2012. Earlier today, we spoke by telephone with Jeffrey Gordon, Staff Accountant, regarding the timing of our response to the Letter. In our conversation, Mr. Gordon agreed to a two-week extension for the date of our response. Accordingly, this letter confirms that we will respond to the Letter by September 25, 2012.

We appreciate the Staff’s time and attention to this matter. Should you or any other member of the Staff wish to discuss this letter, please contact me. I can be reached by telephone at (856) 810-6206 or by email at johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III

John Fanelli III

Senior Vice President

and Chief Financial Officer

cc: Jeffrey Gordon (via EDGAR)